

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Michael J. Garberding
Chief Financial Officer
EnLink Midstream Partners, LP
EnLink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **EnLink Midstream Partners, LP**
> **EnLink Midstream, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated June 19, 2015**
> **File No. 1-36340 and 1-36336**

Dear Mr. Garberding:

We have reviewed your June 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

Selected Financial Data
Distributable Cash Flow, page 52

1. We reviewed your response to comment 2. Please tell us why you have only included maintenance and capital expenditures on or after March 7, 2014 in the reconciliation to distributable cash flow on page 54 since your historical financial statements represent the operations of Midstream Holdings prior to March 7, 2014. In this regard, please include a footnote to your reconciliation on page 54 disclosing the amount and reason for the maintenance capital expenditures excluded.

Consolidated Statement of Operations, page F-5,
(14) Segment Information, page F-35

2. We reviewed your responses to comments 7 and 14. If you only earn a fixed fee on natural gas purchases and sales, then please tell us your basis in GAAP for the gross revenue and cost presentation that you disclose in Note (2)(c) Revenue Recognition. Refer to guidance in ASC 605-45-45. Additionally, in Note (1)(b), you describe situations where you purchase natural gas from natural gas producers and other sources and sell that natural gas to third parties. Please quantify, on an absolute dollar basis, sales of natural gas to third parties and provide us with a form copy of a typical sales arrangement in which these transactions are documented.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief